Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

July 30, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. Roger Schwall, Assistant Director Mr. Chris White, Branch Chief Mr. Gary Newberry

Re:	Chesapeake Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 12, 2008

Response Letter Dated June 13, 2008

File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Energy Corporation to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated July 16, 2008. We have repeated below the Staff’s comments and followed each comment with the company’s response.

Form 10-K for the period ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.	We note your response to prior comment 3. Please confirm that in future filings, for clarity purposes, you will provide disclosure in the financial statements that identifies the related parties and describes the transactions giving rise to the receivables.

Response: We confirm that in future filings where we identify the components of our accounts receivable in our financial statements, Chesapeake will, directly or through a cross-reference, provide disclosure in the financial statements that identifies any related parties and describes the transactions giving rise to the receivables. For example, your prior comment 3 referred to note 1 to

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July 30, 2008

the financial statements (Basis of Presentation and Summary of Significant Accounting Policies). If this were a future filing, we would add a cross reference in note 1 to the related party discussion in note 6.

2.	We note your response to prior comment 4. Please confirm that in future filings, you will expand your financial statement disclosure to describe more clearly the arrangements with Mountain Drilling Company and Venture Refining Transmission LLC and any other similar arrangements.

Response: We confirm that we will expand our disclosure in future filings to describe more clearly the material financial aspects of the arrangements with Mountain Drilling Company and Ventura Refining and Transmission L.L.C. and any other similar arrangements.

Sources and Uses of Funds, page 34

3.	Your response to prior comment 8 and the disclosure provided in response to prior comment 7 appear to be somehow inconsistent. In response to comment 7, you indicated that, in spite of having only $1 million in cash as of December 31, 2007, you had multiple sources of liquidity, including the proceeds of the sale of the volumetric production payment. Notwithstanding, you stated, in response to prior comment 8, that you did not believe the transaction was material to you. Please explain how you assess the materiality of the transaction in light of the amount of cash you accounted for as of December 31, 2007. We further refer you to Item 101(c)(vii). It would appear that given that the amount of proceeds from the sale represented more than 10% of your revenues as December 31, 2007, the transaction was material. Please file the agreement documenting the volumetric production payment transaction or tell us why you believe you are not required to file the agreement.

Response: As a result of your further comment, we have re-examined our analysis of the filing requirements for material contracts and considered the revenue test you suggest as a measure of materiality. For the following reasons, we continue to believe that the agreements documenting the December 2007 volumetric production payment (VPP) are not material contracts which Chesapeake is required to file.

You have asked us to assess the materiality of the VPP transaction in light of the $1 million of cash we accounted for as of December 31, 2007. We respectfully submit that the amount of cash on hand at year end is not directly relevant to our overall liquidity position and is not a proper benchmark against which to measure the materiality of a particular transaction. For business reasons determined by our board of directors and management, we attempt to minimize the amount of cash on hand in order to minimize our borrowing costs. A great many transactions we routinely engage in would be material if materiality were measured against our

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cash position. For example, cash was $4 million, $4 million, $2 million and $3 million at March 31, June 30, September 30 and December 31, 2007, respectively, and $1 million at March 31, 2008. Our minimal cash balances are intentional and not a sign of illiquidity.

Our response to prior comment 8 set out our assessment of the December 2007 VPP transaction under Item 601(b)(10) of Regulation S-K. To summarize, we believe the substance of the transaction was ordinary course business for us. We also note that VPP transactions and property dispositions are an integral part of our current business strategy to monetize certain assets and redeploy the proceeds in other leasehold and further development of our oil and natural gas reserves. We are under no compulsion to engage in the all-cash disposition transactions, such as the December 2007 VPP. Rather, we are re-aligning our assets in order to put our resources to what we believe are more profitable uses. We further believe the transaction was not material to us by all relevant objective tests. The VPP represented only 2% of Chesapeake’s daily production and proved reserves at December 31, 2007. The transaction was immaterial under the tests provided in Regulation S-K Item 601(b)(10)(ii)(B) and (C). Our business is not substantially dependent upon the VPP contracts, and the sale price of $1.1 billion was far less than 15% of our oil and natural gas properties.

The materiality tests of Regulation S-K Item 601(b)(10)(ii)(B) and (C) are prescribed by Item 1.01 of Form 8-K for contracts entered into in the ordinary course of business. Another recognized test of materiality of purchase and sale transactions is set forth in Form 8-K Item 2.01, which is triggered upon the completion of a significant acquisition or disposition out of the ordinary course of business. We concluded that the VPP transaction, even if not considered to be in the ordinary course of business, did not constitute a significant disposition under the applicable test of Item 2.01. That is, the amount we received did not exceed 10% of our total assets.

You have indicated that the VPP transaction was material because it represented more than 10% of our 2007 revenues, referring us to Item 101(c)(vii) of Regulation S-K. We respectfully disagree. We believe this test is not applicable to the VPP transaction. Item 101(c)(vii) requires the disclosure of a registrant’s dependence on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the registrant. Item 101(c)(vii) goes on to provide that the name of a customer shall be disclosed if (i) sales to such customer exceed 10% of consolidated revenues and (ii) the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

Consistent with Item 101(c)(vii), we disclosed in Item 1. Business, on page 11 under “Marketing,” and in note 8 to our consolidated financial statements, on page

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90, the identity of a more than 10% customer. We noted that Chesapeake had been an investor in this company (the primary reason for disclosure) but that its loss as a customer would not have a material adverse effect on us. The VPP transaction is entirely different from our normal production marketing arrangements described on page 11.

First, our relationship with the VPP purchaser is not a “customer” relationship either in the common meaning of that term or as contemplated by Item 101(c)(vii). The VPP purchaser is not a customer of Chesapeake but instead a counterparty in a single, negotiated sale of a property interest. The VPP purchaser has paid the purchase price to Chesapeake for the property interest purchased and now owns such natural gas reserves.

Second, we did not realize any revenues from the VPP transaction. Instead, as discussed in our response to prior comment 11, the proceeds of the VPP transaction are accounted for as a reduction of capitalized costs. We also note that the VPP proceeds are included in cash flows from investing activities, not operating activities.

Third, notwithstanding the absence of “revenues” and the absence of a traditional “customer” relationship, Item 101(c)(vii) does not apply to the relationship with the VPP purchaser because the second element of Item 101(c)(vii)—that the loss of the “customer” would have a material adverse effect—is not satisfied. The VPP purchaser has already paid Chesapeake for the property interest acquired. Likewise, an inability to negotiate future VPP transactions with the December 2007 VPP purchaser would not materially impact Chesapeake’s ability to engage in future VPP transactions. A number of financial institutions and other entities have been and continue to be active participants in the VPP market. Chesapeake believes it is not dependent upon the December 2007 VPP purchaser to implement its asset monetization plans, as evidenced by the second VPP transaction we completed on May 1, 2008 with a different purchaser.

In summary, we concluded the VPP transaction agreements were not “material contracts” by applicable objective tests. Under these facts and circumstances, Chesapeake believes Regulation S-K Item 601(b)(10) does not require the filing of the December 2007 VPP contracts as “material contracts.”

Definitive Proxy Statement filed April 29, 2008

Transactions with Related Persons, page 53

Founder Well Participation Program, page 53

4.	We have considered your response to our prior comment 5 and determined that the requested information would be more appropriate in the Related Party section of

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the definitive proxy statement. Therefore, consistent with Item 404(a) of Regulation S-K, please disclose the amount of revenues that Mr. McClendon generated from his participation as of the end of the last fiscal year.

Response: Regulation S-K Item 404(a) requires disclosure of transactions in which a registrant was or is to be a participant that involves an amount in excess of $120,000 and in which a related person has or will have a direct or indirect material interest. Items 404(a)(3) and (4) require the disclosure of “the approximate dollar value involved in the transaction” and “the approximate dollar value of the related person’s interest in the transaction,” respectively.

The related person transactions involved in the Founder Well Participation Program (“FWPP”) are (i) the acquisition of the working interest in company wells by Mr. McClendon from Chesapeake and (ii) the ongoing provision of operator services, marketing of produced natural gas and oil and other ancillary services by Chesapeake. As to the initial acquisition transaction, Mr. McClendon acquires a fractional undivided working interest and pays to Chesapeake a corresponding portion of all costs Chesapeake incurred in obtaining its original working interest. The working interest acquired by Mr. McClendon is, at such point, a right to participate in the drilling, completion and production of a yet to be drilled well, and the value of such interest is equal to Mr. McClendon’s proportionate share of the costs of obtaining such right expended to that point in time. As to transactions involving ongoing services for operation of a well, marketing of production therefrom or otherwise, the dollar value of any such service is the cost billed to Mr. McClendon (since such services are charged on terms no better than those provided to third-party nonaffiliated working interest owners).

As described in our 2008 proxy statement, as to each well, Mr. McClendon is initially billed by Chesapeake for his proportionate share of all direct third party costs paid by Chesapeake (capitalized interest, leasehold payments, acquisition costs, landman charges and seismic charges) associated with the acreage covered by such well. Thereafter, pursuant to any applicable joint operating agreement or exploration arrangement relating to the particular well, Mr. McClendon is billed monthly for ongoing costs the same as any other joint working interest owner.

Chesapeake thus annually discloses the total amount billed to Mr. McClendon related to his acquisition of working interests under the FWPP along with the associated operating and marketing costs in its discussion of the FWPP in its proxy statement in compliance with Items 404(a)(3) and (4). For example, we disclosed on page 54 of our 2008 proxy statement that, from January 1, 2007 to December 31, 2007, Chesapeake billed Mr. McClendon an aggregate of $177.7 million for his share of leasehold, drilling, completing, equipping and operating costs, which we believe was the dollar value of all transactions with Mr. McClendon under the FWPP for the year. We also disclosed that Mr. McClendon

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paid each invoice promptly upon receipt. In sum, we believe the related party transactions arising from the FWPP—the working interest acquisition and operating relationship—are fully described and the values of such transactions are quantified in our filings.

We continue to believe that it would be inappropriate to disclose the revenues generated from Mr. McClendon’s FWPP working interests. The revenues from Mr. McClendon’s FWPP working interests are the consequence of, and were dependent upon, substantial investment at significant risk by Mr. McClendon in each well subsequent to the acquisition of his working interest therein. Accordingly, we do not believe such revenues are required to be disclosed pursuant to Item 404 or otherwise.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson at (405) 879-9229 or me at (405) 879-9232, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.

Very truly yours,

/s/ Marcus C. Rowland
Marcus C. Rowland
Executive Vice President and Chief Financial Officer